Exhibit 99.1

Jeffs’ Brands Achieves an Important Milestone Towards Completion of Fort’s Proposed Merger with a Publicly Traded Company – Receives Valuation Report of Fort for Approximately US$11.6 - US$14.2 Million

Tel Aviv, Israel, March 13, 2025 (GLOBE NEWSWIRE) -- Jeffs' Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace, today announced that further to its press release dated February 6, 2025, regarding the definitive agreement to complete the contemplated merger of Fort Products Limited, a U.K.-based private company and a wholly owned subsidiary of the Company (“Fort Products”), with Impact Acquisitions Corp. (“Impact”), a capital pool company listed on the TSX Venture Exchange (the “Proposed Merger”), Impact has obtained a valuation report from Evans & Evans, Inc. (“Evans & Evans”), which indicates that in the opinion of Evans & Evans, the fair market value of the equity interests of Fort Products as of January 31, 2025, is between CAD 16.8 and 20.5 million (approximately US$11.6 to US$14.2 million), on a controlling, marketable basis, subject to the assumptions and qualifications specified therein.

The Company considers the receipt of the valuation report as an important step towards the completion of the Proposed Merger, as one of the closing conditions for the Proposed Merger is the receipt of a minimum valuation for Fort Products of CAD 14 million (approximately US 9.6 million). The Company continues to work diligently towards the completion of the Proposed Merger.

Under the definitive share purchase agreement (the “Definitive Agreement”), Impact will acquire from the Company, 100% of Fort Products’ equity interests in consideration for 75.02% ownership of Impact’s share capital, or up to 83.29% ownership contingent upon meeting predetermined milestones.

The completion of the Proposed Merger is subject to the satisfaction of additional conditions, including but not limited to, due diligence, corporate and regulatory approvals and the receipt of a Pre-Ruling from the Israel Tax Authority.

Subject to the satisfaction or waiver of all condition precedents to the Proposed Merger, Impact and Jeffs’ Brands anticipate that the Proposed Merger will be completed by May 31, 2025. There can be no assurance that the Proposed Merger will be completed on the terms proposed above or at all.

In addition, upon closing of the Proposed Merger, Impact intends to issue equity to certain finders (the “Finders”) as compensation for providing advisory services in connection with the Proposed Merger. Mr. Viki Hakmon, the Company’s chief executive officer and director, may be deemed to have a personal interest in the Proposed Merger, by virtue of being a relative of one of the Finders, and as such the Proposed Merger was approved by the Company’s Audit Committee and Board of Directors in accordance with the Israeli Companies Law-1999.

About Jeffs’ Brands Ltd.

Jeffs' Brands aims to transform the world of e-commerce by creating and acquiring products and turning them into market leaders, tapping into vast, unrealized growth potential. Through the Company’s management team’s insight into the FBA Amazon business model, it aims to use both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands Ltd visit https://jeffsbrands.com.

About Fort Products

Fort Products is an established UK Based manufacturer and seller specializing in a range of amateur and professional products for the pest control and remedial repair industry. Fort Products’ experience commenced since it's establishment in 2005 within the pest control industry and it prides itself on the technical knowledge received in nearly 20 years.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when discussing the Proposed Merger and the timing of its completion, the projected valuations, ownership percentages, and conditions required for the transaction. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of the Company’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s ability to adapt to significant future alterations in Amazon’s policies; the Company’s ability to sell its existing products and grow its brands and product offerings, including by acquiring new brands; the Company’s ability to meet its expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of the conditions in Israel, including the recent attacks by Hamas, Iran, and other terrorist organizations; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (“SEC”), on April 1, 2024 and the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
michal@efraty.com